Rigel Pharmaceuticals, Inc.

1180 Veterans Blvd.

South San Francisco, CA 94080

July 9, 2015	VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

RE:	Rigel Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-203956

Acceleration Request
	Requested Date:	July 13, 2015
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on July 13, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Rigel Pharmaceuticals, Inc.

/s/ Dolly A. Vance
Dolly A. Vance
Executive Vice President, General Counsel and Corporate Secretary

cc:	David Peinsipp, Cooley LLP
Carlton Fleming, Cooley LLP